                         Report of Independent Auditors


The Board of Directors
Uno Restaurant Corporation


We have audited the accompanying consolidated balance sheets of Uno Restaurant Corporation and subsidiaries (the Company) as of September 29, 1996 and October 1, 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended September 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Uno Restaurant Corporation and subsidiaries at September 29, 1996 and October 1, 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 29, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in fiscal year 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."




November 1, 1996

                   Uno Restaurant Corporation and Subsidiaries

                           Consolidated Balance Sheets

                                                SEPTEMBER 29      OCTOBER 1
                                                  1996              1995
                                                ---------------------------
                                                       (In thousands)

ASSETS
Current assets:
   Cash                                           $  1,828        $  1,305
   Royalties receivables                               710             725
   Consumer product receivable                         322             567
   Inventory                                         2,333           2,226
   Deferred pre-opening costs                          470           1,253

   Prepaid expenses and other assets                 2,267           2,221
                                                ----------------------------
Total current assets                                 7,930           8,297

Property, equipment and leasehold
   improvements, net                               120,510         112,498

Deferred income taxes                                3,613           1,151

Liquor licenses and other assets                     2,892           3,314






                                                ----------------------------

                                                  $134,945        $125,260
                                                ============================



                                                     SEPTEMBER 29      OCTOBER 1
                                                        1996              1995
                                                    -----------------------------
                                                    (Dollar amounts in thousands,
                                                          except share data)

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                    $  6,009         $  6,238
   Accrued expenses                                       5,163            3,913
   Accrued compensation and taxes                         2,187            2,231
   Income taxes payable                                   1,581              126
   Current portions of long-term debt and
     capital lease obligations                              178            3,404
                                                    -----------------------------
   Total current liabilities                             15,118           15,912

Long-term debt, net of current portion                   37,085           21,750
Capital lease obligations, net of current portion         1,056              749

Other liabilities                                         4,550            3,722

Commitments and contingencies

Shareholders' equity:
   Preferred Stock, $1.00 par value, 1,000,000
     shares authorized, no shares issued or
     outstanding
   Common Stock, $.01 par value, 25,000,000
     shares authorized, 13,697,526 shares in
     1996 and 13,682,270 shares in 1995 issued              137              137
   Additional paid-in capital                            53,509           53,433
   Retained earnings                                     34,143           32,457
                                                    -----------------------------
                                                         87,789           86,027
   Treasury Stock (1,500,000 shares in 1996 and
     358,100 shares in 1995, at cost)                   (10,653)          (2,900)
                                                    -----------------------------
Total shareholders' equity                               77,136           83,127
                                                    -----------------------------

                                                       $134,945         $125,260
                                                    =============================

See accompanying notes.

                   Uno Restaurant Corporation and Subsidiaries


                                    Consolidated Statements of Income


                                                                            YEAR ENDED
                                                        -------------------------------------------------
                                                        SEPTEMBER 29        OCTOBER 1          OCTOBER 2
                                                            1996              1995               1994
                                                        -------------------------------------------------
                                                                  (Amounts in thousands, except
                                                                         per share data)

Revenues:
   Restaurant sales                                        $159,581          $146,100            $112,674
   Consumer product sales                                     8,351             8,477               7,418
   Franchise income                                           4,209             4,129               3,973
                                                        -------------------------------------------------
                                                            172,141           158,706             124,065

Costs and expenses:
   Cost of food and beverages                                44,064            39,420              30,177
   Labor and benefits                                        51,868            47,377              36,935
   Occupancy costs                                           26,339            22,925              18,979
   Other operating costs                                     15,890            13,583              10,751
   General and administrative                                12,155            11,229               9,277
   Depreciation and amortization                             12,964            10,795               7,655
   Asset impairment charge                                    3,937
                                                        -------------------------------------------------
                                                            167,217           145,329             113,774
                                                        -------------------------------------------------
Operating income                                              4,924            13,377              10,291

Other income (expense):
   Interest expense                                          (2,358)           (1,924)             (1,147)
   Other income (expense)                                      (123)              (20)                302
                                                        -------------------------------------------------
                                                             (2,481)           (1,944)               (845)
                                                        -------------------------------------------------
Income before income taxes                                    2,443            11,433               9,446

Provision for income taxes                                      757             4,230               3,690
                                                        -------------------------------------------------

Net income                                                 $  1,686          $  7,203            $  5,756
                                                        =================================================

Earnings per common share                                  $    .13          $    .58            $    .51
                                                        =================================================

Weighted-average number of common shares                     12,756            12,364              11,360
                                                        =================================================



See accompanying notes.

                   Uno Restaurant Corporation and Subsidiaries


                                        Consolidated Statements of Shareholders' Equity



                                                    COMMON STOCK           ADDITIONAL
                                            -----------------------------   PAID-IN       RETAINED      TREASURY
                                                SHARES        AMOUNT        CAPITAL       EARNINGS       STOCK         TOTAL
                                            --------------------------------------------------------------------------------------
                                                                           (Amounts in thousands)

Balance at October 3, 1993                       8,976         $ 90         $29,787        $19,498                     $49,375
   Net income                                                                                5,756                       5,756
   Exercise of stock options                        96            1             712                                        713
   Tax benefit from exercise of
     nonqualified stock options                                                 114                                        114
                                            --------------------------------------------------------------------------------------
Balance at October 2, 1994                       9,072           91          30,613         25,254                      55,958
   Net income                                                                                7,203                       7,203
   Five-for-four stock split                     2,275           23             (23)
   Sale of Common Stock, net of offering
     costs                                       2,300           23          22,541                                     22,564
   Exercise of stock options                        35                          226                                        226
   Purchase of Treasury Stock                                                                           $ (2,900)       (2,900)
   Tax benefit from exercise of
     nonqualified stock options                                                  76                                         76
                                            --------------------------------------------------------------------------------------
Balance at October 1, 1995                      13,682          137          53,433         32,457        (2,900)       83,127
   Net income                                                                                1,686                       1,686
   Exercise of stock options                        16                           63                                         63
   Purchase of Treasury Stock                                                                             (7,753)       (7,753)
   Tax benefit from exercise of
      nonqualified stock options                                                 13                                         13
                                            --------------------------------------------------------------------------------------

Balance at September 29, 1996                   13,698         $137         $53,509        $34,143      $(10,653)      $77,136
                                            ======================================================================================


See accompanying notes.

                   Uno Restaurant Corporation and Subsidiaries


                                           Consolidated Statements of Cash Flows



                                                                                       YEAR ENDED
                                                                   -------------------------------------------------
                                                                   SEPTEMBER 29        OCTOBER 1           OCTOBER 2
                                                                       1996              1995                 1994
                                                                   -------------------------------------------------
OPERATING ACTIVITIES                                                                (In thousands)

Net income                                                          $  1,686           $  7,203            $  5,756
Adjustments to reconcile net income to net cash
 provided by operating activities:
     Depreciation and amortization                                    13,064             10,896               7,765
     Deferred income taxes                                            (2,462)               291                 547
     Provision for deferred rent                                         688                637                 462
     (Gain) loss on disposal of equipment                                 19                (28)               (321)
     Asset impairment charge                                           3,937
     Changes in operating assets and liabilities, net of
       effects from business acquisitions:
         Royalties receivable                                             15               (172)                (77)
         Inventory                                                      (107)              (482)               (429)
         Prepaid expenses and other assets                              (783)            (3,736)               (960)
         Accounts payable and other liabilities                        1,037              2,055               1,948
         Income taxes payable                                          1,455               (528)               (229)
                                                                   -------------------------------------------------
Net cash provided by operating activities                             18,549             16,136              14,462

INVESTING ACTIVITIES
Additions to property, equipment and leasehold
  improvements                                                       (22,909)           (39,864)            (22,170)
Proceeds from sale of fixed assets                                       144                 42               2,529
Purchase of business, net of cash acquired                                                 (316)             (4,800)
                                                                   -------------------------------------------------
Net cash used in investing activities                                (22,765)           (40,138)            (24,441)

FINANCING ACTIVITIES
Proceeds from revolving line of credit                                53,103             60,950              39,895
Principal payments on debt and capital lease
  obligations                                                        (40,687)           (56,570)            (30,780)
Issuance of Common Stock                                                                 22,564
Purchase of Treasury Stock                                            (7,753)            (2,900)
Exercise of stock options                                                 76                302                 827
                                                                   -------------------------------------------------
Net cash provided by financing activities                              4,739             24,346               9,942
                                                                   -------------------------------------------------
Increase (decrease) in cash                                              523                344                 (37)
Cash at beginning of year                                              1,305                961                 998
                                                                   -------------------------------------------------

Cash at end of year                                                 $  1,828           $  1,305            $    961
                                                                   =================================================



See accompanying notes.

                   Uno Restaurant Corporation and Subsidiaries

                   Notes to Consolidated Financial Statements

                       September 29, 1996, October 1, 1995
                               and October 2, 1994



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

The Company owns and operates 86 Pizzeria Uno casual dining, full-service restaurants primarily from New England to Virginia, as well as, Florida, Chicago and Denver, and franchises 63 units in 19 states, the District of Columbia, Puerto Rico and Canada. The Company also operates two Bay Street seafood restaurants, a Mexican restaurant in Chicago, several take-out and quick-serve Uno units in test, and a refrigerated and frozen consumer foods division. The consumer foods business supplies American Airlines, movie theaters and supermarket and wholesale club chains in the Northeast with both frozen and refrigerated Pizzeria Uno brand products, as well as certain private label products.

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Uno Restaurant Corporation and its wholly-owned subsidiaries (the Company). All intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the close of business on the Sunday closest to September 30 in each year.

INVENTORY

Inventory, which consists of food, beverages and store supplies, is stated at the lower of cost (first-in, first-out method) or market.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are recorded at cost. The Company provides for depreciation of buildings and equipment over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the lease using the straight-line method.

                   Uno Restaurant Corporation and Subsidiaries

             Notes to Consolidated Financial Statements (continued)



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION--FRANCHISE FEES

The Company defers franchise fees until the franchisee opens the restaurant and all services have been substantially performed; at that time, the entire amount of the fee is recorded as income. Royalty income is recorded as earned based on rates provided by the respective franchise agreements. Expenses related to franchise activities amounted to approximately $3,409,000, $1,889,000 and $1,427,000 in fiscal years 1996, 1995 and 1994, respectively.


A summary of full-service franchise unit activity is as follows:


                                                                     YEAR ENDED
                                                     ------------------------------------------
                                                     SEPTEMBER 29      OCTOBER 1      OCTOBER 2
                                                         1996            1995           1994
                                                     ------------------------------------------

Units operating at beginning of year                      59              59             58
Units opened                                               5               5              5
Units closed                                              (1)             (5)            (1)
Units converted to Company-owned units                                                   (3)
                                                     ------------------------------------------

Units operating at end of year                            63              59             59
                                                     ==========================================


PRE-OPENING COSTS

Pre-opening costs consist principally of labor costs associated with the hiring and training of operating personnel and food and beverage costs. These costs are deferred until the restaurants open and are amortized over 12 months from that point using the straight-line method.

INCOME TAXES

Deferred income taxes are determined utilizing the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                   Uno Restaurant Corporation and Subsidiaries

             Notes to Consolidated Financial Statements (continued)



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EARNINGS PER COMMON SHARE

Earnings per common share amounts are calculated based upon the weighted-average number of shares outstanding, giving effect to the dilutive effect of stock options. Average shares outstanding and all per share amounts included in the accompanying consolidated financial statements and notes thereto are based on the increased number of shares, giving retroactive effect to the five-for-four stock split in fiscal year 1995.

STOCK-BASED EMPLOYEE COMPENSATION

During October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). FAS 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. FAS 123 defines a fair value-based method of accounting for an employee stock option or similar equity instrument. FAS 123 allows an entity to continue to measure compensation cost for those plans using the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company intends to continue to measure compensation cost following the principals of APB Opinion No. 25 and will therefore be required to present pro forma disclosures of net income and earnings per share as if the fair value-based method has been applied beginning in fiscal 1997.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and costs and expenses during the reporting period. Actual results could differ from those estimates.

                   Uno Restaurant Corporation and Subsidiaries

2.  IMPAIRMENT OF LONG-LIVED ASSETS

The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (FAS 121), in the second quarter of fiscal 1996. A pre-tax charge of $3.9 million was recorded to adjust the carrying value of those assets identified as impaired. The charge consisted of $1 million for three Uno Pizza Takerys, $1.6 million for one full-service Uno restaurant and $1.3 million for certain assets of three Bay Street restaurants. The assets written down include the Bay Street trademark and leasehold improvements and equipment of the aforementioned stores. Based upon first quarter operating and cash flow results, management believed that these units would likely continue to generate cash flow losses and therefore reduced the carrying value of the impaired assets to fair market value.

3.  BUSINESS ACQUISITIONS AND DISPOSITIONS

In December 1994, the Company completed an agreement with Bay Street Restaurants, Inc. to purchase the net assets of three restaurants located in Illinois, New Jersey and Pennsylvania. This acquisition was accounted for under the purchase method of accounting. The results of operations of the acquired company prior to the dates of acquisition would not have a material impact on the consolidated results of operations in fiscal years 1995 and 1994.

During 1995, the Company assigned its leasehold interest in its Fairview Heights, Illinois restaurant to an unaffiliated party in exchange for the leasehold interest in that unaffiliated party's restaurant located in Orlando, Florida. The Company recorded the transaction at fair market value and wrote off the net book value of equipment no longer usable.

On November 8, 1993, the Company sold to a franchisee for $2,500,000 a Pizzeria Uno restaurant in Lake Buena Vista, Florida and recorded a gain of $312,000, which was included in other income in fiscal year 1994.

                   Uno Restaurant Corporation and Subsidiaries

4.  PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS


Property, equipment and leasehold improvements consist of the following:


                                                             SEPTEMBER 29        OCTOBER 1
                                                                 1996              1995
                                                             -----------------------------
                                                             (In thousands)

Land                                                           $ 14,796          $ 11,093
Buildings                                                        22,037            18,056
Equipment                                                        45,690            42,430
Leasehold improvements                                           82,013            74,011
Construction in progress                                          2,120             3,263
                                                             -----------------------------
                                                                166,656           148,853
Less allowances for depreciation and amortization                46,146            36,355
                                                             -----------------------------

                                                               $120,510          $112,498
                                                             =============================


5.  RELATED-PARTY TRANSACTIONS

The Company leases three buildings from its principal shareholder for a restaurant and for corporate office space. Rent expense in the amount of approximately $446,000 was charged to operations in each of the fiscal years presented. The Company believes that the terms of these leases approximate fair rental value.

The Company's President and his brother own and operate three franchised restaurants. Additionally, the Chairman of the Company owns a 50% interest in a franchised pizza takery, and one of the directors of the Company has a partnership interest in a franchised restaurant. These franchisees pay royalties to the Company under standard franchise agreements, with the exception of the pizza takery, which is being operated as a test concept and, as a result, is not currently being charged royalties.

6.  LEASES

The Company conducts the majority of its operations in leased facilities, which are accounted for as capital or operating leases. The leases typically provide for a base rent plus real estate taxes, insurance and other expenses, plus additional contingent rent based upon revenues of the restaurant. Contingent rent amounted to $956,000, $1,017,000 and

                   Uno Restaurant Corporation and Subsidiaries

6.  LEASES (CONTINUED)


$981,000 in fiscal years 1996, 1995 and 1994, respectively. At September 29,
1996, the minimum rental commitments under all noncancelable capital and operating leases with initial or remaining terms of more than one year are as follows:


                                                                     CAPITAL            OPERATING
FISCAL YEAR                                                           LEASES              LEASES
-----------                                                        ------------------------------
                                                                            (In thousands)

1997                                                                   $  260           $  9,256
1998                                                                      260              9,215
1999                                                                      260              9,024
2000                                                                      223              8,938
2001                                                                       75              9,009
Thereafter                                                              1,251             83,768
                                                                   ------------------------------

                                                                        2,329           $129,210
Less amount representing interest                                       1,095         ===========
                                                                   -------------
Present value of net minimum lease payments                             1,234
Less current portion of obligation under capital leases                   178
                                                                   -------------

Long-term obligation under capital leases                              $1,056
                                                                   =============


Total expenses for all leases were as follows:


                                          CAPITAL
                   CAPITAL LEASE        LEASE ASSET       OPERATING LEASE
FISCAL YEAR          INTEREST          AMORTIZATION           RENTALS
-----------        ------------------------------------------------------
                                       (In thousands)

1996                  $84                 $118                $13,061
1995                   63                   71                 11,509
1994                   51                   58                 10,193


Certain operating lease agreements contain free rent inducements and scheduled rent increases which are being amortized over the terms of the agreements, ranging from 15 to 20 years, using the straight-line method. The deferred rent liability, included in other liabilities, amounted to $3,984,000 at September 29, 1996 and $3,296,000 at October 1, 1995.

                   Uno Restaurant Corporation and Subsidiaries

7.  FINANCING ARRANGEMENTS


Long-term debt consists of the following:

                                                        SEPTEMBER 29    OCTOBER 1
                                                            1996          1995
                                                      ----------------------------
                                                      (In thousands)

Revolving credit and note agreement                       $37,085       $21,750

 10.22% senior notes payable to Cigna Insurance
   Company                                                                3,333
                                                      ----------------------------
                                                           37,085        25,083
Less current portion                                                      3,333
                                                      ----------------------------

                                                          $37,085       $21,750
                                                      ============================


The Company has a $50,000,000 unsecured revolving line of credit which converts to a three-year term loan in December 1997. The Company is entitled to borrow, at its discretion, amounts which accrue interest at variable rates based on either the LIBOR or prime rate. At September 29, 1996, interest on outstanding borrowings ranged from 6.95% to 8.50%. A commitment fee of approximately .36% is accrued on unused borrowings under the credit agreement. The note agreements contain certain financial and operating covenants, including maintenance of certain levels of net worth and income.

In October 1995, the Company entered into a five-year interest rate swap agreement to convert a portion of its floating rate debt to a fixed-rate basis, thereby reducing the potential impact of interest rate increases on future income. The notional amount of this interest rate swap agreement was $20 million and the fixed swap rate was 6.04%. The differential to be paid or received is accrued as interest rates change and recognized as an adjustment to interest expense related to the debt. The Company estimates that the fair market value of its interest rate swap at September 29, 1996 is $286,000 based upon information provided by the other party to the swap.

The Company made cash payments of interest of $2,845,000, $2,445,000 and $1,465,000 during fiscal years 1996, 1995 and 1994, respectively. The Company capitalized interest during the construction period of newly constructed restaurants amounting to $290,000 in fiscal year 1996, $509,000 in fiscal year 1995 and $228,000 in fiscal year 1994 and included those amounts in leasehold improvements.

                   Uno Restaurant Corporation and Subsidiaries

7.  FINANCING ARRANGEMENTS (CONTINUED)

The Company has an outstanding letter of credit in the amount of $137,500 at September 29, 1996, which expires in December 1996. The Company provides certain limited lease financing to qualified franchisees through an agreement with an unaffiliated finance company. The Company's maximum guarantee under the agreement was $1,196,000 at September 29, 1996. The Company has also guaranteed up to a maximum of $412,000 of future lease payments in the event of default by specific franchisees.

8.  COMMON STOCK TRANSACTIONS

On November 15, 1994, the Board of Directors of the Company declared a five-for-four stock split payable to shareholders on February 28, 1995. In the third quarter of fiscal 1995, the Company issued 2.3 million shares of common stock in exchange for $22.6 million raised through a secondary common stock offering.

In July 1995, the Board of Directors authorized the purchase of up to 500,000 shares of the Company's common stock, of which 358,100 shares were purchased in fiscal 1995. In October 1995, the Board of Directors increased its authorization to purchase up to 1.5 million shares of the Company's stock, of which the balance of 1,141,900 shares were purchased in fiscal 1996.

9.  PREPAID EXPENSES AND OTHER ASSETS


Prepaid expenses and other current assets consist of the following:


                                          SEPTEMBER 29       OCTOBER 1
                                             1996              1995
                                         ------------------------------
                                         (In thousands)

Prepaid insurance                           $  422            $  821
Prepaid rent                                   328               359
Product rebates receivable                     342               154
Prepaid operating costs                        213               233
Other accounts receivable                      962               654
                                         ------------------------------

                                            $2,267            $2,221
                                         ==============================

                   Uno Restaurant Corporation and Subsidiaries

10.  ACCRUED EXPENSES


Accrued expenses consist of the following:

                                         SEPTEMBER 29         OCTOBER 1
                                             1996               1995
                                        --------------------------------
                                        (In thousands)

Accrued rent                               $1,379             $1,290
Accrued insurance                             962                778
Accrued utilities                             768                616
Accrued vacation                              489                330
Other                                       1,565                899
                                        --------------------------------

                                           $5,163             $3,913
                                        ================================


11.  EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Savings and Employee Stock Ownership Retirement Plan (the Plan) for all of its eligible employees. The Plan is maintained in accordance with the provisions of Section 401(k) of the Internal Revenue Code and allows all employees with at least six months of service to make annual tax-deferred voluntary contributions up to 15% of their salary. Under the Plan, the Company matches a specified percentage of the employees contributions, subject to certain limitations, and makes annual discretionary contributions of the Company's Common Stock. Total contributions made to the plans were $161,000, $153,000 and $110,000 in fiscal years 1996, 1995 and 1994, respectively.

The Company sponsors a Deferred Compensation Plan which allows officers to defer up to 20% of their annual compensation. These assets are placed in a "rabbi trust" and are presented as assets of the Company in the accompanying balance sheet as they are available to the general creditors of the Company in the event of the Company's insolvency. The related liability of $566,000 at September 29, 1996 and $426,000 at October 1, 1995 is included in other liabilities in the accompanying balance sheet. Deferred compensation expense in the amounts of $140,000 and $173,000 were recorded in fiscal years 1996 and 1995, respectively.

                   Uno Restaurant Corporation and Subsidiaries

12.  INCOME TAXES


Deferred taxes are attributable to the following temporary differences:


                                               SEPTEMBER 29       OCTOBER 1
                                                   1996             1995
                                              ------------------------------
                                              (In thousands)

Deferred tax assets:
   Deferred rent                                 $1,604             $1,337
   Asset impairment charge                        1,123
   Accrued expenses                                 715                204
   Franchise fees                                   148                100
   Depreciation                                     123                 38
   Other                                            261                267
                                              ------------------------------
Total deferred tax assets                         3,974              1,946

Deferred tax liabilities:
   Deferred pre-opening costs                       243                484
   Prepaid insurance                                 55                232
   Royalty fee                                       63                 79
                                              ------------------------------
Total deferred tax liabilities                      361                795
                                              ------------------------------

Net deferred tax assets                          $3,613             $1,151
                                              ==============================

                   Uno Restaurant Corporation and Subsidiaries

12.  INCOME TAXES (CONTINUED)


The provision (credit) for income taxes consisted of the following:


                                                                           YEAR ENDED
                                                       -------------------------------------------------
                                                        SEPTEMBER 29        OCTOBER 1          OCTOBER 2
                                                            1996              1995               1994
                                                       -------------------------------------------------
                                                                         (In thousands)

Current:
   Federal                                                $ 2,532            $3,098              $2,536
   State                                                      687               841                 607
                                                       -------------------------------------------------
                                                            3,219             3,939               3,143
Deferred:
   Federal                                                 (1,995)              228                 243
   State                                                     (467)               63                 304
                                                       -------------------------------------------------
                                                           (2,462)              291                 547
                                                       -------------------------------------------------

Income tax expense                                        $   757            $4,230              $3,690
                                                       =================================================


A reconciliation of the effective tax rates with the federal statutory rates is as follows:

                                                                           YEAR ENDED
                                                       -------------------------------------------------
                                                        SEPTEMBER 29        OCTOBER 1          OCTOBER 2
                                                            1996              1995               1994
                                                       -------------------------------------------------

Federal statutory rate                                      34.0%             34.1%              34.0%
State income taxes, net of federal income tax benefit        5.0               4.9                6.0
Tax credits                                                 (9.8)             (2.6)              (1.8)
Other                                                        1.8                .6                 .9
                                                       -------------------------------------------------

Effective income tax rate                                   31.0%             37.0%              39.1%
                                                       =================================================

                   Uno Restaurant Corporation and Subsidiaries

12.  INCOME TAXES (CONTINUED)

The Company made income tax payments of $2,416,000, $3,667,000 and $3,779,000 during fiscal years 1996, 1995 and 1994, respectively.

13.  STOCK OPTION PLANS

The 1987 Employee Stock Option Plan (the Plan) provides for up to 1,875,000 shares of common stock issuable upon exercise of options granted under the Plan. Options may be granted at an exercise price not less than fair market value on the date of grant. All options vest at a rate of 20% per year beginning one year after the date of grant, with the exception of 93,750 and 62,500 options granted to the President and Chairman of the Company, respectively, which vest immediately at the date of grant. All options terminate ten years after the date of grant, with the exception of the 175,000 options granted to the Chairman, which terminate five years after the date of grant. Options outstanding at October 1, 1995 are nonqualified stock options.

The 1989 and 1993 Non-Qualified Stock Option Plans for Non-Employee Directors (the Directors' Plans) provide for up to 101,563 shares of Common Stock issuable upon exercise of options granted under the Directors' Plans. The 1989 and 1993 Directors' Plans terminate on November 10, 1999 and August 17, 2002, respectively, but such termination shall not affect the validity of options granted prior to the dates of termination. Options are to be granted at an exercise price equal to the fair market value of the shares of Common Stock at the date of grant. Options granted under the Directors' Plans may be exercised commencing one year after the date of grant and ending ten years from the date of grant.

                   Uno Restaurant Corporation and Subsidiaries

13.  STOCK OPTION PLANS (CONTINUED)


Information regarding the Company's stock option plans, updated to reflect the five-for-four stock split in fiscal 1995, is summarized below:


                                                                           YEAR ENDED
                                                         -----------------------------------------------
                                                          SEPTEMBER 29       OCTOBER 1        OCTOBER 2
                                                              1996             1995              1994
                                                         -----------------------------------------------

Options outstanding at beginning of period                 1,200,287         1,043,735         960,483
Granted                                                      295,508           277,489         257,298
Exercised (at $4.07 to $6.50 per share)                      (15,256)          (41,400)       (120,101)
Canceled                                                    (191,291)          (79,537)        (53,945)
                                                         -----------------------------------------------

Options outstanding at close of period                     1,289,248         1,200,287       1,043,735
                                                         ===============================================

Option price range during                                      $4.07             $4.07           $4.07
   fiscal year                                             TO $11.80         to $11.80       to $11.40
Options exercisable at close of period                       612,526           538,932         430,249
Options available for grant at close of period               377,279           481,496         679,448


14.  QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                QUARTER ENDED
                                       -----------------------------------------------------------------
                                        DECEMBER 31       MARCH 31          JUNE 30        SEPTEMBER 29
                                           1995             1996              1996            1996
                                       -----------------------------------------------------------------
                                              (Amounts in thousands, except per share information.)

Revenues                                 $40,560          $40,287           $44,694          $46,600
Gross profit (1)                           7,754            7,268             9,417           10,574
Operating income (loss)                    1,472           (3,525)            2,963            4,014
Income before income taxes                   852           (4,129)            2,308            3,412
Net income (loss)                            545           (2,642)            1,477            2,306
Income (loss) per common share               .04             (.21)              .12              .19

                   Uno Restaurant Corporation and Subsidiaries


14.  QUARTERLY FINANCIAL DATA (UNAUDITED) (CONTINUED)


                                                               QUARTER ENDED
                                       --------------------------------------------------------------
                                        JANUARY 1        APRIL 2            JULY 2         OCTOBER 1
                                          1995             1995              1995            1995
                                       --------------------------------------------------------------
                                           (Amounts in thousands, except per share information.)

Revenues                                 $35,976          $37,151           $41,536          $44,043
Gross profit (1)                           7,773            7,771             9,466           10,519
Operating income                           2,786            2,555             3,527            4,509
Income before income taxes                 2,415            1,972             2,940            4,106
Net income                                 1,520            1,243             1,852            2,588
Earnings per common share                    .13              .11               .15              .19


(1) Restaurant and consumer product sales, less cost of food and beverages, labor and benefits, occupancy and other operating expenses, excluding advertising expenses.

                                                                              53